UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.___)

                               Knight Fuller, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   499 00N 107
             ------------------------------------------------------
                                 (CUSIP Number)
             ------------------------------------------------------

                                 Johnny Caswell
                             c/o Knight Fuller, Inc.
                               3407 Winona Avenue
                                Burbank, CA 91504
                                  818-559-4333
                    ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        Name of Reporting Persons: Johnny Caswell
         I.R.S. Identification No. of Above Persons (entities only)

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2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

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3        SEC USE ONLY


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4        Source of Funds (See Instructions)
         OO

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5        Check if Disclosure of Legal Proceedings is Required                |_|
         Pursuant to Items 2(d) or 2(e)

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6        Citizenship or Place of Organization
         United States of America

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           Number of                    7        Sole Voting Power
             Shares                              11,100,000
          Beneficially
         Owned by Each                  ----------------------------------------
           Reporting                    8        Shared Voting Power
          Person with                            0

                                        ----------------------------------------
                                        9        Sole Dispositive Power
                                                 11,100,000

                                        ----------------------------------------
                                        10       Shared Dispositive Power
                                                 0

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11       Aggregate Amount Beneficially Owned by Each Reporting Person
         11,100,000

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12       Check Box if the Aggregate Amount in Row (11) Excludes              |_|
         Certain Shares (See Instructions)

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13       Percent of Class Represented by Amount in Row (11)
         23.1%

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14       Type of Reporting Person (See Instructions)
         IN

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

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the common stock, $0.001 par value ("common stock"), of Knight Fuller, Inc., a Delaware corporation ("Issuer"). The principal executive office of the Issuer is located at 3407 Winona Avenue, Burbank, California 91504.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Johnny Caswell (the "Reporting Person").

      (b) The Reporting Person's principal business address is 3407 Winona Avenue, Burbank, California 91504.

      (c) The Reporting Person's principal occupation is serving as President of Issuer.

      (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person acquired the shares on August 17, 2005 in exchange for all of his shares of CenterStaging Musical Productions, Inc., a California corporation ("CMPI") in connection with the reverse triangular merger (the "Merger") of CMPI and KF Merger Sub, Inc., a California corporation and a wholly owned subsidiary of Issuer.

ITEM 4. PURPOSE OF THE TRANSACTION.

      The Reporting Person intends to hold the shares for investment purposes. He may from time to time review his investment in the Issuer and the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. As a result of this review, he may increase, decrease or continue to hold his position in the Issuer.

      The Reporting Person has no present plans to acquire additional securities of the Issuer or cause the Issuer to take any of the actions listed in the instructions to this Item 4. However, in his capacity as an executive officer and director of the Issuer, he will be involved on behalf of the Issuer in reviewing and evaluating possible transactions involving the Issuer, including actions listed in the instructions to this Item 4. In light of his responsibilities to the Issuer, the Reporting Person does not anticipate making any disclosures in connection with his participation in the review and evaluation of such possible transaction separate and apart from relevant disclosures by the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Based upon 48,004,004 shares of the Issuer's common stock outstanding on August 17, 2005, the 11,100,000 shares of common stock owned by the Reporting Person represent 23.1% of the outstanding common stock of Issuer. The Reporting Person has sole voting and dispositive powers with respect to these shares.

      (c) Except as described herein, the Reporting Person has not acquired or disposed of, any shares of common stock during the past 60 days.

      Items (d)-(e). Not applicable.


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

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

                                    Signature

      After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 18, 2005


                                                /s/ Johnny Caswell
                                                --------------------------------
                                                Johnny Caswell


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